UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Section 13(a) -16 or 15(d) - 16 of the Securities Exchange Act of 1934

For the month of December, 2017

000-23697

(Commission file number)

EROS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

________________________________________

550 County Avenue

Secaucus, New Jersey 07094

Tel: (201) 558-9021

(Address of principal executive office)

_______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Incorporation by Reference

This Report on Form 6-K shall be incorporated by reference into the Registrant's Form F-3 Registration Statement (File No. 333-219708), as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished by the Registrant under the Securities Act of 1933 or the Securities Act of 1934, in each case as amended.

The Offering

On December 4, 2017, Eros International Plc (the “Company”) announced a registered direct offering (the “Offering”) of $122,500,000 aggregate principal amount of the Company’s Senior Convertible Notes (collectively, the “Notes”) and a Warrant (collectively, the “Warrants” and, together with the Notes, the “Securities”)) to purchase up to 2,000,000 of the Company’s A ordinary shares, par value of GBP 0.30 per share (the “Ordinary Shares”), for an aggregate purchase price of $100,000,000. The Offering is being effected pursuant to a prospectus supplement (the “Prospectus Supplement”) under the Company’s Registration Statement on Form F-3 (Registration No. 333-219708), as amended (the “Registration Statement”). The Registration Statement was declared effective on October 2, 2017.  The exhibits filed herewith in connection with the issuance of the Notes and Warrants are hereby incorporated by reference into the Registration Statement.

The Securities will be issued and sold pursuant to a Securities Purchase Agreement (the “Purchase Agreement”). The Company made certain customary representations, warranties and covenants in the Purchase Agreement concerning, among other things, its business, the Registration Statement and the Prospectus Supplement. The Purchase Agreement also obligates the Company to indemnify the investor for certain losses, including those resulting from breaches of the Company’s obligations, certain third party claims related to the Registration Statement and Prospectus Supplement and other third party claims.

The Offering is expected to close on or about December 6, 2017 (the actual date of the closing is referred to herein as the “Closing Date”), subject to satisfaction of customary closing conditions. There can be no assurance that the Offering will be consummated. The Company expects to receive approximately $99.0 million in net proceeds from the Offering, after deducting estimated fees and expenses.

The Notes

The Company will issue the Notes under an indenture to be dated as of the Closing Date, between the Company and Wilmington Savings Fund Society, FSB, as trustee (the “Base Indenture”), as supplemented by a first supplemental indenture thereto, to be dated as of the Closing Date(the “Supplemental Indenture” and, the Base Indenture as supplemented by the Supplemental Indenture, the “Indenture”). The terms of the Notes include those provided in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

The Notes will mature on December 6, 2020 unless earlier converted or redeemed, subject to the right of the holders to extend the date under certain circumstances. The Notes will be issued with an original issue discount and will not bear interest except upon the occurrence of an event of default, in which case the Notes shall bear interest at a rate of 6.0% per annum. The Notes will be senior obligations of the Company.

The Company will make monthly payments consisting of an amortizing portion of the principal of each Note equal to $3,500,000 and accrued and unpaid interest and late charges on the Note. Provided certain conditions have been satisfied, the Company may make a monthly payment by converting such payment amount into Ordinary Shares. Alternatively the Company may, at its option, make monthly payments by redeeming such payment amount in cash, or by any combination of conversion and redemption.

All amounts due under the Notes are convertible at any time, in whole or in part, at the holder’s option, into Ordinary Shares at the initial conversion price of $14.6875. The conversion price is subject to adjustment for stock splits, combinations and similar events, and, in any such event, the number of Ordinary Shares issuable upon the conversion of a Note will also be adjusted so that the aggregate conversion price shall be the same immediately before and immediately after any such adjustment. In addition, the conversion price is also subject to an anti-dilution adjustment if the Company issues or is deemed to have issued securities at a price lower than the then applicable conversion price. Further, if the Company sells or issues any securities with “floating” conversion prices based on the market price of the Ordinary Shares, a holder of a Note will have the right thereafter to substitute the “floating” conversion price for the conversion price upon conversion of all or part the Note.

The Notes require “buy-in” payments to be made by the Company for failure to deliver any Ordinary Shares issuable upon conversion.

Limitations on Conversion

The Notes include a blocker provision that provides a Note may not be converted if, after giving effect to the conversion, the holder of the Note being converted, together with its affiliates, would beneficially own in excess of 4.99% of the Ordinary Shares. This blocker provision may be raised to any other percentage not below 4.99% or in excess of 9.99%, except that any increase will only be effective upon 61-days’ prior notice to the Company.

Participation Rights

Holders of Notes are entitled to receive any dividends paid or distributions made to the holders of Ordinary Shares on an “as if converted” basis.

Purchase Rights

If the Company issues options, convertible securities, warrants, shares or similar securities to holders of Ordinary Shares, each Note holder has the right to acquire the same as if the holder had converted its Note.

Fundamental Transactions

The Notes prohibit the Company from entering into specified fundamental transactions unless the successor entity assumes all of the Company’s obligations under the Notes under a written agreement before the transaction is completed. Upon specified corporate events, a Note holder will thereafter have the right to receive upon a conversion such shares, securities, cash, assets or any other property which the holder would have been entitled to receive upon the happening of the applicable corporate event had the Note been converted immediately prior to the applicable corporate event. When there is a transaction involving specified changes of control, a Note holder will have the right to force the Company to redeem all or any portion of the holder’s Note for a purchase price in cash equal to the equal to the greater of (i) 110% of the amount being redeemed, (ii) the product of (A) the amount being redeemed multiplied by (B) the quotient of (1) the highest closing sale price of the Ordinary Shares during the period beginning on the date immediately before the earlier to occur of (x) the completion of the change of control and (y) the public announcement of the change of control and ending on the date the holder delivers the redemption notice divided by (2) the conversion price then in effect, or (iii) the product of (A) the amount being redeemed multiplied by (B) the quotient of (1) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per Ordinary Share to be paid to the holders of Ordinary Share s upon the completion of the change of control divided by (2) the conversion price then in effect.

Optional Redemption on or After December 6, 2019

On or after December 6, 2019, and subject to certain conditions, the Company will have the right to redeem all, but not less than all, of the remaining principal amount of the Notes and all accrued and unpaid interest and late charges in cash at a price equal to 100% of the amount being redeemed, so long as the VWAP the Ordinary Shares exceeds $18.3594 (as adjusted for stock splits, stock dividends, recapitalizations and similar events) for at least 10 consecutive trading days. At any time prior to the date of the redemption, a holder may convert its Note, in whole or in part, into Ordinary Shares. The Company will have no right to effect an optional redemption if any event of default has occurred and is continuing.

The Warrants

The Warrants will entitle the holders thereof to purchase, in the aggregate, up to 2,000,000 Ordinary Shares. The Warrants will be exercisable upon their issuance and will expire six months from the Closing Date. The Warrants will initially be exercisable at an exercise price equal to $14.375 per Ordinary Share, subject to certain adjustments. The Warrants may be exercised for cash, provided that, if there is no effective registration statement available registering the exercise of the Warrants, the Warrants may be exercised on a cashless basis.

The exercise price is subject to adjustment for stock splits, combinations and similar events, and, in any such event, the number of Ordinary Shares issuable upon the exercise of a Warrant will also be adjusted so that the aggregate exercise price shall be the same immediately before and immediately after any such adjustment. In addition, the exercise price is also subject to an anti-dilution adjustment if the Company issues or is deemed to have issued securities at a price lower than the then applicable exercise price. Further, if the Company sells or issues any securities with “floating” conversion prices based on the market price of the Ordinary Shares, a holder of a Warrant will have the right thereafter to substitute the “floating” conversion price for the exercise price upon exercise of all or part the Warrant.

The Warrants require “buy-in” payments to be made by the Company for failure to deliver any Ordinary Shares issuable upon exercise.

Limitations on Exercise

The Warrants include a blocker provision that provides a Warrant may not be exercised if, after giving effect to the exercise, the holder of the Warrant being exercised, together with its affiliates, would beneficially own in excess of 4.99% of the Ordinary Shares. This blocker provision may be raised to any other percentage not below 4.99% or in excess of 9.99%, except that any increase will only be effective upon 61-days’ prior notice to the Company.

Participation Rights

Holders of Warrants are entitled to receive any dividends paid or distributions made to the holders of Ordinary Shares on an “as if converted” basis.

Purchase Rights

If the Company issues options, convertible securities, warrants, shares or similar securities to holders of Ordinary Shares, each Warrant holder has the right to acquire the same as if the holder had exercised its Warrant.

Fundamental Transactions

The Warrants prohibit the Company from entering into specified fundamental transactions unless the successor entity assumes all of the Company’s obligations under the Warrants under a written agreement before the transaction is completed. Upon specified corporate events, a Warrant holder will thereafter have the right to receive upon an exercise such shares, securities, cash, assets or any other property which the holder would have been entitled to receive upon the happening of the applicable corporate event had the Warrant been exercised immediately prior to the applicable corporate event. When there is a transaction involving specified changes of control, a Warrant holder will have the right to force the Company to repurchase the holder’s Warrant for a purchase price in cash equal to the Black Scholes value, as calculated under the warrants, of the then unexercised portion of the Warrant.

Authorized Capital

On November 30, 2017, the Company’s board of directors approved a resolution increasing the number of shares of the Company available for issue from 83,333,333 to 100,000,000.

Exhibits

The foregoing summaries of the terms of the agreements and securities described above are not complete and are qualified in their entirety by reference to the full text of the agreements, each of which is attached as an exhibit to this Report of Foreign Issuer on Form 6-K and is incorporated herein by reference.

Exhibit No.	Description

4.1	Form of Indenture between the Company and Wilmington Savings Fund Society, FSB, as trustee
4.2	Form of First Supplemental Indenture between the Company and Wilmington Savings Fund Society, FSB, as trustee
4.3	Form of Senior Convertible Note (included as Exhibit A to Exhibit 4.2 hereto)
4.4	Form of Warrant
10.1	Form of Securities Purchase Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2017	Eros International Plc

	By:	/s/ Mark Carbeck
Name: Mark Carbeck
Title: Chief Corporate and Strategy Officer